Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

j2 GLOBAL EXTENDS TENDER OFFER FOR CARBONITE

LOS ANGELES, January 27, 2015—j2 Global, Inc. (NASDAQGS: JCOM) announced today that its tender offer for all outstanding shares of Carbonite, Inc. (NASDAQ: CARB) common stock was set to expire at 5:00 p.m., New York City time on January 26, 2015 and that, at that time, a total of 6,179,366 shares were validly tendered and not withdrawn.

j2 desires to purchase all tendered shares provided that the Carbonite Board of Directors approves of that purchase for purposes of Section 203 of the Delaware General Corporation Law and causes the recently adopted preferred share rights agreement to not be applicable to such purchase, and subject to the satisfaction or waiver of the other conditions of the offer.

In addition, j2 has been in discussions with Carbonite over the terms of a proposed confidentiality agreement to permit j2 to participate in Carbonite’s previously announced potential sale process. Accordingly, j2 is extending its tender offer to 5:00 p.m. New York City time on February 26, 2015 (unless further extended) in order to complete such negotiations and/or in hopes of allowing the Carbonite board of directors sufficient time to take the actions necessary to allow j2 to complete the acquisition of all tendered shares.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only. The tender offer is not be made to, nor will tenders be accepted from, or on behalf of, holders of shares in any state in which the making of the tender offer or the acceptance thereof would not comply with the laws of that state. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by j2 with the U.S. Securities and Exchange Commission (“SEC”) on December 24, 2015, as amended from time to time. INVESTORS AND SECURITY HOLDERS OF CARBONITE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by j2 Global through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase Letter of Transmittal and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, D.F. King & Co., Inc. at 212-269-5550 or toll-free at 800-884-4969.

About j2 Global

j2 Global, Inc. and its affiliates provide Internet services through their two divisions: Business Cloud Services and Digital Media. The Business Cloud Services Division offers Internet fax, virtual phone, hosted email, email marketing, online backup, unified communications and CRM solutions. It markets its services principally under the brand names eFax®, eVoice®, FuseMail®, Campaigner®, KeepItSafe® and Onebox® and operates a messaging network spanning 49 countries on six continents. The Digital Media Division consists of Ziff Davis Inc., which offers technology, gaming and lifestyle content through its digital properties, which include PCMag.com, IGN.com, AskMen.com, Toolbox.com and others. Ziff Davis also operates NetShelter Powered by BuyerBase, an advanced digital ad targeting platform, and Ziff Davis B2B, a leading provider of research to enterprise buyers and leads to IT vendors. As of December 31, 2013, j2 had achieved 18 consecutive fiscal years of revenue growth.

Contact:

j2 Global, Inc.

Laura Hinson

800-577-1790

press@j2.com